EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Nine Months Ended,
September 30, 2016
Earnings:
Loss from continuing operations before equity in income of unconsolidated entities and income taxes	$(45,691)
Gain on sales of real estate, excluding discontinued operations	34,101
Combined fixed charges and preferred share dividends (from below)	80,479
Amortization of capitalized interest	2,069
Distributed income of equity investees	552
Subtract:
Capitalized interest (from below)	(4,304)
Preferred share dividends included in fixed charges	(10,657)
Preferred unit distributions included in fixed charges	(495)
Preferred distributions of other consolidated entities	(12)
Total earnings	$56,042

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$64,499
Capitalized interest (internal and external)	4,304
Interest included in rental expense	512
Preferred share dividends	10,657
Preferred unit distributions	495
Preferred distributions of other consolidated entities	12
Total combined fixed charges and preferred share dividends	$80,479

Ratio of earnings to combined fixed charges and preferred share dividends	0.70

Deficiency	$24,437

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.